EX-FILING FEES

The prospectus to which this Exhibit is attached is a final prospectus for the related offerings. The combined maximum aggregate offering price for the offerings is $6,103,000 (comprised of (i) $4,337,000 maximum aggregate offering price with respect to notes linked to the S&P 500® Index., (ii) $1,766,000 maximum aggregate offering price with respect to notes linked to the Russell 2000® Index.